UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2010	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8 - 36803

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J.P.P. Euro-Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 Madison Avenue
(No and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C

4 Becker Farm Road	Roseland	NJ	07068
	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

11015591

OATH OF AFFIRMATION

I, Paolo Bianco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P P. Euro-Securities, Inc., as of December 31, ,20 10 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARYANN RUGGIERO
Notary Public, State of New York
No. 01RU6202240
Qualified in Westchester County
Commission Expires March 16, 2013

Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes).

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.P.P. EURO-SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

J.P.P. EURO-SECURITIES, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C
4 Becker Farm Road
Roseland, NJ 07068
tel 973 994.6666
fax 973 994.0337
www.rkco com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
J.P.P. Euro-Securities, Inc.

We have audited the accompanying statement of financial condition of J.P.P. Euro-Securities, Inc. (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of J.P.P. Euro-Securities, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 8, 2011

J.P.P. EURO-SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS		
Cash and cash equivalents	$	2,740,094
Fee receivable, parent		78,613
Expense reimbursement receivable		4,353
Prepaid expenses		35,987
Prepaid income taxes		9,419
Property and equipment, net		20,448
	$	2,888,914
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	149,210
Stockholder's equity		
Common stock, $1 par value, 25,000 shares authorized, issued, and outstanding		25,000
Additional paid-in capital		1,178,990
Retained earnings		1,535,714
Total stockholder's equity		2,739,704
	$	2,888,914

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

J.P.P. Euro-Securities, Inc. (the "Company") was incorporated in the State of Delaware on August 4, 1986, registered as a broker dealer in December 1986 and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

On June 19, 2006, Intermonte SIM Spa (the "Parent") purchased all of the outstanding shares of the Company from Oddo et Cie, Enterprise d'Investissement.

The Company introduces United States investors to its foreign brokerage affiliates for execution of transactions with respect to securities listed on various securities exchanges in Europe. The Company does not hold customer funds or safekeep customer securities. The Company also engages in private placement of securities and distribution of third party research.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 8, 2011. Subsequent events have been evaluated through this date.

Revenue Recognition

The Company earns fee income from its Parent for providing the Parent with certain administrative support services in connection with customers of the Parent.

Cash and Cash Equivalents

The Company considers its investment in a money market fund to be a cash equivalent.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation of equipment, furniture and fixtures on a straight line basis, over the estimated useful life of 7 years.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2007. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Property and equipment

Details of property and equipment at December 31, 2010 are as follows:

Furniture and fixtures	$	59,137
Equipment		5,430
		64,567
Less accumulated depreciation		44,119
	$	20,448

Depreciation expense was approximately $10,000 for the year ended December 31, 2010.

3. Net capital requirement

The Company is a member of FINRA, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 with respect to transactions effected on foreign securities markets. The Company computed its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital equal to the greater of $250,000 or 2% of the Rule 15c3-3 aggregate debit items, as defined. At December 31, 2010, the Company had net capital of approximately $2,591,000, which was approximately $2,341,000 in excess of its minimum requirement of $250,000.

4. Income taxes

The provision for income taxes consists of state and local taxes for approximately $7,000 for the year ended December 31, 2010.

A reconciliation of the statutory federal income tax rate and the effective tax rate is as follows:

	2010
Federal statutory rate	21 %
State income taxes, net of federal effect	16
Permanent differences and other	1
Refund from prior year	(29)
Effective income tax rate	9 %

5. Concentrations of credit risk

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions in which counterparties primarily include broker-dealers, banks, and other financial institutions. These activities may expose the Company to off-balance-sheet risk in the event the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the counterparty or the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Cash segregated for the exclusive benefit of customers of $100,000 is maintained in one bank. The Company maintains the rest of its cash balances principally in one financial institution which exceeds the $250,000 limit insured by the Federal Deposit Insurance Corporation. The Company believes it mitigates its risk by investing in or through major financial institutions.

6. Rule 15c3-3

As a clearing broker, the Company is subject to Securities and Exchange Commission Rule 15c3-3, as adopted and administered by the Securities and Exchange Commission. To comply with its requirements, cash in the amount of $100,000 has been segregated in a special reserve account for the exclusive benefit of customers, exceeding the actual requirement of nil by $100,000.

7. Related party transactions

Pursuant to a verbal agreement, the Parent pays a fee to the Company for services to certain customers of the Parent equal to 104.2% of the expenses attributable to such activities, excluding income taxes. Of the amounts included as fee income in the statement of operations, approximately $1,277,000 was derived from the Parent.

Fee receivable from Parent of approximately $79,000 includes expenses incurred in excess of expense reimbursements attributable to the Parent's customers.

8. Letter of credit

The Company established an irrevocable standby letter of credit in the amount of approximately $104,400, issued in connection with the operating lease for office facility in New York. The letter is automatically extended through December 2014.

9. Commitment

The Company has an operating lease agreement for office space which is extended through December 31, 2014.

At December 31, 2010, future aggregate minimum annual rent payments under this lease are approximately as follows:

Year ending December 31,

2011	$	264,000
2012		264,000
2013		264,000
2014		264,000
	$	1,056,000

Rent expense, including certain other rent charges, for the year ended December 31, 2010 was approximately $291,000.

10. Service fee and expense reimbursement arrangement

The Company maintains a correspondent relationship with a Belgian firm, Petercam S.A., in which the Company services the needs of North American institutions that wish to invest in Belgian securities. In return for their services, the Company receives a service fee of approximately $25,000 annually, which is included in fee income in the statement of operations.

Petercam S.A. has agreed to reimburse the Company for operating costs, capital expenditures, lease obligations and other mutually agreed upon expenses incurred under the correspondent relationship. Reimbursements for the year ended December 31, 2010 were approximately $1,214,000.

11. Employee benefit plan

Effective January 1, 2000, the Company adopted the J.P.P. Euro-Securities, Inc. 401(k) Plan (the "Plan") under section 401(k) of the Internal Revenue Code of 1986, as amended. Under the Plan, all employees eligible to participate may elect to contribute a percentage of their salary up to the maximum allowed under the Code. All full-time employees are eligible for the Plan. The Company matches up to $12,000 per year of each employee's contributions. The Company made contributions of approximately $74,000 in 2010.

Certified
Public
Accountants

Rothstein, Kass & Company, PC
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994 0337
www.rkco com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

Securities and Exchange Commission
Office of Filings and Information services
Registration branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

FEB 1 1 2011

Re: SIPC Agreed Upon Procedures Report
December 31, 2010
SEC File 8-36803

Gentlemen:

In accordance with Rule 17a-5(e)(3), we respectfully request that the above-referenced financial Independent Accountant's Report on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation Required by SEC Rul 17a-5(e)(4) and the related SIPC General Assessment reconciliation Recalculation, which is attached separately, be deemed confidential pursuant to the rule.

Very truly yours,

Joseph Puglisi,
On behalf of Paolo Bianco, President
and CEO

2/10/11
Date

Certified
Public
Accountants

Rothstein, Kass & Company, P.C
4 Becker Farm Road
Roseland, NJ 07068
tel 973 994.6666
fax 973 994.0337
www.rkco com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Management of J.P.P. Euro-Securities, Inc:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by J.P.P. Euro-Securities, Inc. ("the Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which It was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 8, 2011

J.P.P. EURO-SECURITIES, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

For the Year Ended December 31, 2010

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7	$	2,516,559
General Assessments at .0025	$	6,291
Payment Remitted with Form SIPC-4		(150)
Payment Remitted with Form SIPC-6		(3,510)
Amount Due with Form SIPC-7	$	2,631